SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            Just For Feet, Inc.
                ----------------------------------------------------
                              (Name of Issuer)


                 Common Stock, par value $0.0001 per share
                ----------------------------------------------------
                       (Title of Class of Securities)


                                 48213P106
                ----------------------------------------------------
                               (CUSIP Number)


                           Sneaker Guarantee LLC
                         c/o Thomas H. Lee Company
                              75 State Street
                        Boston, Massachusetts 02109
                               (617) 227-1050
                ----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                                July 2, 1998
                ----------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                                SCHEDULE 13D

      CUSIP No. 48213P106
---------------------------------------------------------------------------
      (1)  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sneaker Guarantee LLC
---------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
---------------------------------------------------------------------------
      (3)  SEC USE ONLY

---------------------------------------------------------------------------
      (4)  SOURCE OF FUNDS
                  OO
---------------------------------------------------------------------------
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              (  )
---------------------------------------------------------------------------
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------------------------------------------------------
                                          (7)  SOLE VOTING POWER
             NUMBER OF
              SHARES                      ___________________________________
          BENEFICIALLY                    (8)  SHARED VOTING POWER
             OWNED BY                            1,849,946 (See Item 5)
               EACH                       ___________________________________
             REPORTING                    (9)  SOLE DISPOSITIVE POWER
              PERSON                      ___________________________________
               WITH                       (10)   SHARED DISPOSITIVE POWER
                                                 1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES ( )

---------------------------------------------------------------------------
      (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See
              Item 5)
---------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON

                  OO
---------------------------------------------------------------------------



                                SCHEDULE 13D

      CUSIP No. 48213P106
---------------------------------------------------------------------------
      (1)  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas H. Lee Equity Fund III, L.P.
---------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)  ( )
                                                               (b)  (x)
---------------------------------------------------------------------------
      (3)  SEC USE ONLY

---------------------------------------------------------------------------
      (4)  SOURCE OF FUNDS
                  OO
---------------------------------------------------------------------------
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              (  )
---------------------------------------------------------------------------
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------------------------------------------------------
                                          (7)  SOLE VOTING POWER
             NUMBER OF
              SHARES                      _________________________________
          BENEFICIALLY                    (8)  SHARED VOTING POWER
             OWNED BY                             1,849,946 (See Item 5)
               EACH                       _________________________________
             REPORTING                    (9)  SOLE DISPOSITIVE POWER
              PERSON
               WITH                       _________________________________
                                          (10)  SHARED DISPOSITIVE POWER
                                                  1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES ( )

---------------------------------------------------------------------------
      (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See
              Item 5)
---------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON

                  PN
---------------------------------------------------------------------------


                                          SCHEDULE 13D

      CUSIP No. 48213P106
---------------------------------------------------------------------------
      (1)  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THL Equity Advisors III Limited Partnership
---------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
---------------------------------------------------------------------------
      (3)  SEC USE ONLY

---------------------------------------------------------------------------
      (4)  SOURCE OF FUNDS
                  OO
---------------------------------------------------------------------------
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            (  )
---------------------------------------------------------------------------
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
---------------------------------------------------------------------------
                                          (7)  SOLE VOTING POWER
             NUMBER OF
              SHARES                      ___________________________________
          BENEFICIALLY                    (8)  SHARED VOTING POWER
             OWNED BY                             1,849,946 (See Item 5)
               EACH                       ___________________________________
             REPORTING                    (9)  SOLE DISPOSITIVE POWER
              PERSON
               WITH                       ___________________________________
                                          (10)  SHARED DISPOSITIVE POWER
                                                   1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES ( )

---------------------------------------------------------------------------
      (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See
              Item 5)
---------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON

                  PN
---------------------------------------------------------------------------


                                SCHEDULE 13D

      CUSIP No. 48213P106
---------------------------------------------------------------------------
      (1)  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THL Equity Trust III
---------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (x)
---------------------------------------------------------------------------
      (3)  SEC USE ONLY

---------------------------------------------------------------------------
      (4)  SOURCE OF FUNDS
                  N/A
---------------------------------------------------------------------------
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           (  )
---------------------------------------------------------------------------
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
---------------------------------------------------------------------------
                                          (7)  SOLE VOTING POWER
             NUMBER OF
              SHARES                      ___________________________________
          BENEFICIALLY                    (8)  SHARED VOTING POWER
             OWNED BY                             1,849,946 (See Item 5)
               EACH                       ___________________________________
             REPORTING                    (9)  SOLE DISPOSITIVE POWER
              PERSON
               WITH                       ___________________________________
                                          (10)  SHARED DISPOSITIVE POWER
                                                   1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,946 (See Item 5)
---------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES ( )

---------------------------------------------------------------------------
      (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See
              Item 5)
---------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON

                  OO
---------------------------------------------------------------------------




            ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Just For Feet, Inc. ("JFF"). The principal executive offices of JFF are located at 7400 Cahaba Valley Road, Birmingham, Alabama 35242.

            ITEM 2.     IDENTITY AND BACKGROUND.

(a) - (c) and (f)

            This statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-(1)(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

      (1) Sneaker Guarantee LLC, a Delaware limited liability company ("Sneaker"), by virtue of its direct beneficial ownership of 926,355 shares of Common Stock (the "Shares"), and 926,355 warrants, each of which has a five-year term and represents the right to purchase .99701626 of a share of Common Stock at an exercise price of $21.59 per share, subject to antidilution adjustment (the "Warrants").

      (2) Thomas H. Lee Equity Fund III, L.P., a Delaware limited partnership ("Equity Fund III"), by virtue of its direct beneficial ownership of an 85.8% equity interest in Sneaker, which represents a majority controlling interest in Sneaker;

      (3) THL Equity Advisors III Limited Partnership, a Massachusetts limited partnership ("Advisors III"), as sole general partner of Equity Fund III and as sole Manager of Sneaker; and

      (4) THL Equity Trust III, a Massachusetts business trust ("Trust III"), as sole general partner of Advisors III.

            The address of each of the Reporting Persons is c/o Thomas H. Lee Company ("THL"), 75 State Street, Boston, Massachusetts 02109.

            Attached as Schedule I to this Schedule 13D is information concerning certain officers and directors of Trust III.

(d) None of the Reporting Persons or any of their executive officers, directors or trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or any of their executive officers, directors or trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


            ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to a Common Stock and Warrant Purchase Agreement dated as of July 2, 1998 (the "Purchase Agreement") a copy of which is attached hereto as Exhibit A and is incorporated herein by reference, by and between JFF and Sneaker, JFF agreed to sell to Sneaker (i) an aggregate of 926,355 shares of Common Stock, par value $.0001 per share, of JFF and (ii) an aggregate of 926,355 Warrants, each of which has a five-year term and represents the right to purchase .99701626 of a share of Common Stock at an exercise price of $21.59 per share, subject to antidilution adjustment, in exchange for a cash payment by Sneaker in an aggregate amount equal to approximately $20,000,000.

            Capital contributions in the amount of $20,000,000 were paid to Sneaker pursuant to the Amended and Restated Limited Liability Company Agreement of Sneaker Guarantee LLC dated as of June 30, 1998, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference, by and among Equity Fund III, Thomas H. Lee Foreign Fund III, L.P., a Delaware limited partnership ("Foreign Fund III"), and THL-CCI Limited Partnership, a Massachusetts limited partnership ("THL-CCI"), for the purpose of providing Sneaker with the necessary funds to purchase the Shares and the Warrants from JFF. The following amounts were paid by each of the following entities as capital contributions to Sneaker: (i) approximately $17,158,415 by Equity Fund III; (ii) approximately $1,061,710 by Foreign Fund III; and (iii) approximately $1,779,880 by THL-CCI. Equity Fund III, Foreign Fund III and THL-CCI each obtained these funds through capital contributions from their respective investors. Foreign Fund III and THL-CCI are affiliates of Equity Fund III.

            ITEM 4.     PURPOSE OF TRANSACTION.

            Sneaker acquired the securities of JFF pursuant to the Purchase Agreement for general investment purposes.

            Pursuant to Section 5.1 of the Purchase Agreement, Sneaker is permitted to designate one nominee for election to JFF's Board of Directors until such time as (i) Sneaker has disposed of 75% or more of the Shares and Warrants to persons other than members or affiliates of Sneaker or stockholders or subordinated creditors of Sneaker Stadium, Inc., a Delaware corporation ("Sneaker Stadium"), immediately prior to the acquisition of Sneaker Stadium by JFF or (ii) THL, together with its affiliates, ceases to own a majority of the member interests in, or otherwise directly or indirectly control, Sneaker. Harold Ruttenberg, Chairman and Chief Executive Officer of JFF, has agreed to vote shares of Sneaker Stadium owned by him, or as to which the power to vote is controlled by him, for such nominee. In addition, Sneaker and JFF have agreed to certain corporate monitoring and board of directors visitation rights exercisable by Sneaker for so long as Sneaker or a permitted transferee remains a holder of Shares or Warrants or so long as any member of Sneaker is a creditor of JFF or Sneaker Stadium. Sneaker has agreed to cause the transfer of the Warrant with respect to 20,000 shares of Common Stock, or instruments or rights intended to provide equivalent value as the Warrant with respect to such 20,000 shares of Common Stock, to certain subordinated creditors of Sneaker Stadium.

            Equity Fund III, Foreign Fund III and THL-CCI may transfer a portion of their respective equity interests in Sneaker to former stockholders of Sneaker Stadium and certain subordinated creditors of Sneaker Stadium.

            Except as discussed above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

            (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of JFF;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) any change in the present board of directors or management of JFF, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of JFF;

            (f) any other material change in JFF's business or corporate structure;

            (g) changes in JFF's charter or bylaws or other actions which may impede the acquisition of control of JFF by any person;

            (h) causing a class of securities of JFF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of JFF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j) any action similar to any of those enumerated above.

            ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b)

            As of the date hereof, by virtue of its beneficial ownership of 926,355 shares of Common Stock and 926,355 Warrants, Sneaker beneficially owns 1,849,946 shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act. Such 1,849,946 shares of Common Stock represent approximately 6.1% of the total number of shares of Common Stock issued and outstanding as of July 2, 1998 and without giving effect to the exercise of the Warrants. For purposes of this Schedule 13D, Sneaker has shared voting and shared dispositive power with respect to the Shares and the Warrants. As of the date hereof, by virtue of its direct beneficial ownership of an 85.8% equity interest in Sneaker which represents a majority controlling interest in Sneaker, Equity Fund III has shared voting and shared dispositive power with respect to the Shares and the Warrants. As of the date hereof, Advisors III, as sole general partner of Equity Fund III and as sole Manager of Sneaker, has shared voting and shared dispositive power with respect to the Shares and the Warrants. As of the date hereof, Trust III, as sole general partner of Advisors III, has shared voting and shared dispositive power with respect to the Shares and the Warrants.

            (c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their officers, directors or trustees, has effected any transactions in the Common Stock during the past 60 days except as described herein.

            (d) Not applicable.

            (e) Not applicable.


            ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference and Item 6 is qualified in its entirety by reference thereto.

            Pursuant to a Registration Rights Agreement dated as of July 2, 1998 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit A to Exhibit A and is incorporated herein by reference, by and among JFF, Harold Ruttenberg (solely for purposes of Section 4.6(b) thereof), Sneaker and THL (solely in its capacity as Investors' Agent), a copy of which is Exhibit A to the Purchase Agreement (attached as Exhibit A hereto), JFF has granted Sneaker one demand registration right with respect to the Shares and the Common Stock underlying the Warrants, one demand right (exercisable commencing July 2, 1999, subject to the transfer restrictions described below) with respect to the Warrants, the Common Stock underlying the Warrants or both and unlimited piggyback registration rights for the Shares and the Common Stock underlying the Warrants.

            Neither the Shares nor the Warrants may be transferred without the consent of JFF until January 31, 2000. After such date, the Shares and/or Warrants may only be transferred in a public market sale or in a transaction in which Shares and/or Warrants are being transferred by those holding a majority in interest of the then outstanding Shares and/or Warrants (with respect to the Warrants, based on the number of shares of Common Stock for which the Warrants are then exercisable) (the "Majority Holder"). Specifically, the Shares and/or Warrants may only be sold in lock-step with the Majority Holder, and the Majority Holder may require other holders of Shares and/or Warrants to transfer all or a portion of the Shares and/or Warrants then held by them. These transfer restrictions do not apply to (i) the pledge transaction described below or (ii) transfers by Sneaker to its members or affiliates. Members of Sneaker, in general, are not permitted to distribute the Shares and/or Warrants to their respective members, limited partners, general partners or affiliates. Equity Fund III is currently the Majority Holder.

            Pursuant to a Guaranty (the "Guaranty") dated as of July 2, 1998 by and between Sneaker and Banque Nationale de Paris ("Banque Nationale"), as agent for itself and certain creditors of Sneaker Stadium , a copy of which is attached hereto as Exhibit C and is incorporated herein by reference, Sneaker has provided to the senior lenders of Sneaker Stadium a guaranty of remaining payment obligations under certain outstanding Sneaker Stadium indebtedness of up to $13,730,410.47 (expected to be paid in 2002, if at all), together with certain related fees and expenses in excess of that amount (the "Guaranty Indebtedness"). Pursuant to a Pledge and Security Agreement (the "Pledge Agreement") dated as of July 2, 1998 by and between Sneaker and Banque Nationale, as agent on behalf of itself and certain creditors of Sneaker Stadium, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference, Sneaker has made a pledge of the Shares to secure this guaranty.

            Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of JFF, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


            ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:        Common Stock and Warrant Purchase
                              Agreement dated as of July 2, 1998 by and between JFF and Sneaker.

            Exhibit B:        Amended and Restated Limited Liability
                              Company Agreement of Sneaker Guarantee LLC dated as of June 30, 1998 by and among Equity
                              Fund III, Foreign Fund III and THL-CCI.

            Exhibit C:        Guaranty dated as of July 2, 1998 by and
                              between Sneaker and Banque Nationale, as agent for itself and certain creditors of Sneaker Stadium.


            Exhibit D:        Pledge and Security Agreement dated as of
                              July 2, 1998 by and between Sneaker and
                              Banque Nationale, as agent on behalf of
                              itself and certain creditors of Sneaker
                              Stadium.

            Exhibit E:        Joint Filing Agreement dated July 13, 1998
                              by and among the Reporting Persons.


            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

                           SNEAKER GUARANTEE LLC

                              By: THL Equity Advisors III Limited Partnership,
                                  its Manager

                              By: THL Equity Trust III, its General Partner


Date:  July 13, 1998          By /s/ Wendy Masler
                                ____________________________________________
                                Name:  Wendy Masler
                                Title: Treasurer


                              THOMAS H. LEE EQUITY FUND III, L.P.

                              By: THL Equity Advisors III Limited Partnership
                                  its General Partner

                              By: THL Equity Trust III, its General Partner


Date:  July 13, 1998          By /s/ Wendy Masler
                                ____________________________________________
                                Name:  Wendy Masler
                                Title: Treasurer


                              THL EQUITY ADVISORS III LIMITED PARTNERSHIP

                              By:   THL Equity Trust III, its General Partner


Date:  July 13, 1998          By /s/ Wendy Masler
                                _____________________________________________
                                Name:  Wendy Masler
                                Title: Treasurer


                              THL EQUITY TRUST III


Date:  July 13, 1998          By /s/ Wendy Masler
                                _____________________________________________
                                Name:  Wendy Masler
                                Title: Treasurer





                                 SCHEDULE I

THL Equity Trust III

            Each of the following officers and trustees of THL Equity Trust III is a United States citizen and is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

Officers:

      Chairman                Thomas H. Lee
                              1 Old Farm Road, Lincoln, MA  01773

      President               David V. Harkins
                              8 Corn Point Road, Marblehead, MA  01945

      Vice Presidents         C. Hunter Boll
                              45 Fletcher Street, Winchester, MA  01890

                              Thomas R. Shepherd
                              172 Harvard Road, Stow, MA  01775

                              Anthony J. DiNovi
                              3 Ravine Road, Wellesley, MA  02181

                              Thomas M. Hagerty
                              256 Beacon Street, Apt. #4, Boston, MA  02116

                              Joseph J. Incandela
                              139 Abbott Road, Wellesley Hills, MA  02181

                              Scott A. Schoen
                              191 Kings Grant Road, Weston, MA  02493

                              Warren C. Smith, Jr.
                              38 Coolidge Lane, Dedham, MA 02026

                              Scott M. Sperling
                              4 Moore Road, Wayland, MA  01778

                              Seth W. Lawry
                              370 Concord Road Weston, MA  02493

      Treasurer               Wendy L. Masler
                              11 Waverly Street, #3, Brookline, MA  02115

      Asst. Treasurer         Andrew D. Flaster
                              4 Fairfield Dr., Lexington, MA  02420

      Clerk                   Wendy L. Masler
                              11 Waverly Street, #3, Brookline, MA  02115

      Asst. Clerks            Charles W. Robins, Esq.
                              50 Lehigh Road, Wellesley, MA  02181

Trustees:
      Thomas H. Lee           1 Old Farm Road, Lincoln, MA  01773
      David V. Harkins        8 Corn Point Road, Marblehead, MA  01945
      C. Hunter Boll          45 Fletcher Street, Winchester, MA  01890
      Thomas R. Shepherd      172 Harvard Road, Stow, MA  01775
      Anthony J. DiNovi       3 Ravine Road, Wellesley, MA  02181
      Thomas M. Hagerty       256 Beacon Street, Apt. #4, Boston, MA  02116
      Warren C. Smith, Jr.    38 Coolidge Lane, Dedham, MA  02026
      Scott M. Sperling       4 Moore Road, Wayland, MA  01778